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SEC FILE NUMBER
0-28252

CUSIP NUMBER
111412 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BroadVision, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

583 Broadway

Address of Principal Executive Office (Street and Number)
Redwood City, CA 94063

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We have been unable to complete our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 within the prescribed timeframe and do not currently anticipate that we will be able to file it on or before the fifth calendar day following the prescribed due date. As previously reported, the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 was delayed until June 9, 2006 due primarily to certain complex accounting issues and the delay in the year-end audit, and the filing of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 was delayed until August 10, 2006 and September 25, 2006, respectively, due to these same factors, as well as personnel shortages in our accounting and finance organization that were exacerbated by the resignation of our Chief Financial Officer in June 2006. Our personnel also lacked certain required skills and competencies to oversee the accounting operations and perform certain important control functions. These factors, together with the change of our independent registered accounting firm announced on October 18, 2006, have resulted in our inability to complete our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 within the prescribed timeframe.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kent Liu	650	542-5100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We currently anticipate that our results of operations for the quarter ended September 30, 2006, to be reported in the Quarterly Report on Form 10-Q to which this filing relates, will reflect significant changes from the prior year, unrelated to the causes for the delay described in Part III. We currently expect to report that our total revenues for the quarter ended September 30, 2006 were approximately $13.0 million to $13.6 million, compared with $14.1 million for the quarter ended September 30, 2005. The anticipated decrease in total revenues was due primarily to a decrease in our consulting revenues. We currently expect to report that our total GAAP costs and expenses for the quarter ended September 30, 2006 (including cost of revenues and provision for income tax) were between approximately $8.5 million and $10.4 million, compared with $29.6 million for the quarter ended September 30, 2005 (as restated). The anticipated decrease in total costs and expenses was due primarily to: (i) a writeoff of goodwill and intangible assets of $13.2 million, an interest expense of $1.8 million and a business combination charge of $977,000 in the third quarter of 2005 that did not occur in the third quarter of 2006; (ii) a decrease of $3.0 million in cost of sales primarily due to a reduction of consulting staff and external contractors and associated costs; (iii) a potential credit of $1.9 million in the third quarter of 2006, representing reversal of a portion of our restructuring accrual made in 2004 (although we are still analyzing whether this $1.9 million credit should be included in the third quarter results), compared to a restructuring charge of $245,000 in the third quarter of 2005; and (iv) reduced headcount across the entire company.

We currently anticipate that our fourth quarter revenues to be in the range of $10.0 million to $13.0 million, with GAAP costs and expenses comparable to those of the third quarter, excluding restructuring credits or charges.

This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding our financial results for the third and fourth quarters of 2006. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which results may differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to our ability to complete our quarter-end financial statement preparation and other risks detailed in our most recently filed Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

BroadVision, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2006	By	/s/ Pehong Chen